Exhibit 99.2

© 2022 Kornit Digital. All rights reserved. KORNIT DIGITAL (NASDAQ : KRNT) 1 Third Quarter 2022 Earnings Conference Call Supporting Slides November 9, 2022

© 2022 Kornit Digital. All rights reserved. ON T O D A Y ’S CALL Ronen Samuel CEO Lauri Hanover Incoming CFO Amir Shaked Mandel EVP Corp Dev Andrew Backman Global Head of IR

SAFE HARBOR © 2022 Kornit Digital. All rights reserved. 3 © 2022 Kornit Digital. All rights reserved. This presentation contains forward - looking statements within the meaning of U . S . securities laws . All statements other than statements of historical fact contained in this presentation are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology . These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved . You should read the Company’s most recent annual report on Form 20 - F, filed with the U . S . Securities and Exchange Commission, or SEC, on March 30 , 2022 , including the Risk Factors set forth therein . Except as required by law, we undertake no obligation to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer on Form 6 - K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

BUSINESS HIGHLIGHTS RONEN SAMUEL Chief Executive Officer © 2022 Kornit Digital. All rights reserved. 4 © 2022 Kornit Digital. All rights reserved.

© 2022 Kornit Digital. All rights reserved. 5 Third Quarter Results • Total revenues $66.8 million, net of $5.6 million of non - cash warrants impact • Exceeded revenue guidance range provided in August, which assumed zero impact from the fair value of issued warrants • Consumables revenues grew nicely from the second quarter and year - over - year; Solid demand from larger strategic accounts as they gear up for peak season • Services revenues increased from the second quarter and year - over - year due to the execution of a major fleet upgrade to Atlas MAX with a large strategic customer • Continue to receive excellent feedback for our MAX family of products from prospective customers and strategic accounts

Current Operating Environment © 2022 Kornit Digital. All rights reserved. 6 © 2022 Kornit Digital. All rights reserved. • Macro - related headwinds (inflation, general consumer sentiment, rising interest rates) continue to impact customers and prospects; • Impacting their projected pace of growth in coming quarters • Longer sale cycle • Increased demand for robust financing options • Overall slowdown in new systems’ orders • APAC: • Facing impacts of strong U.S. dollar, especially in Japan and Korea • Headwinds in China due to zero - COVID policy

Long - term Opportunities Remain Firmly Intact • Continue to engage with large fashion brands, retailers, major manufacturers, e - commerce and digital platforms • Focused on improving their operations, lowering inventory levels, and transforming supply chains • Continue to hear need for shorter runs • Shifting production volumes from mass off - shore production to nearshore, on - demand sustainable production • Industry gradually transforming from analog to digital • Receiving good interest in our Apollo • Most comprehensive, digital single step solution with MAX quality • Lowest Total Cost of Ownership • Targeting screen print mass production markets • Perfect solution for near shore, mid - run production © 2022 Kornit Digital. All rights reserved. 7 © 2022 Kornit Digital. All rights reserved.

Long - term Opportunities Remain Firmly Intact • Continue to see interest in recent new product introductions • Pipeline of potential business with existing and new accounts globally • However: • Expect systems revenues to remain challenging in next several quarters • Balanced by healthy and growing consumables and service revenues • Consumables revenues seasonally lower on first half of each year and traditionally build heading into customers’ peak seasons • Continue to work closely with our global strategic account on their future global expansion plans • Shipped delayed systems during the third quarter • Anticipate systems revenues in 2023 to build up more linearly than 2022 • Starting likely in the second quarter of 2023 and heading into their peak season © 2022 Kornit Digital. All rights reserved. 8 © 2022 Kornit Digital. All rights reserved.

Adjusting to Current Market Environment © 2022 Kornit Digital. All rights reserved. 9 © 2022 Kornit Digital. All rights reserved. • Over past several years, built business and cost structure to be profitable at materially higher revenue run rate • In July, took decisive actions in operations, including a reduction in workforce • Taking additional steps to reduce company’s cost structure • Re - allocating resources to emphasize areas with a higher ROI • Further adjusting go - to - market initiatives • Focus on returning to sustainable, profitable growth We are a resilient company, with a proven business model, pristine balance sheet and remain committed to our long - term vision and strategy

© 2022 Kornit Digital. All rights reserved. © 2022 Kornit Digital. All rights reserved.

FINANCIAL HIGHLIGHTS LAURI HANOVER Incoming Chief Financial Officer © 2022 Kornit Digital. All rights reserved. 11 © 2022 Kornit Digital. All rights reserved.

Third Quarter Revenues • $66.8 million, net of $5.6 million of non - cash warrant impact related to a global strategic account • Consumables: Solid demand from key strategic accounts as they head into the peak season • Services: Grew sequentially and year - over - year due in part to a large north - American customer who is completing upgrading entire fleet of Atlas to Atlas MAX • Systems: Rose sequentially and included delayed shipment of systems to our global strategic account • Top 10 largest accounts represented approximately 60% of total revenues © 2022 Kornit Digital. All rights reserved. 12 © 2022 Kornit Digital. All rights reserved.

Third Quarter Gross Margins © 2022 Kornit Digital. All rights reserved. 13 © 2022 Kornit Digital. All rights reserved. • Non - GAAP Gross Margins, net of a 5 - point warrants impact, was 35.5% (compared to 47.8% in Q3’21) • Gross margins were negatively impacted year - over - year due to: • Significantly lower systems revenues on a fixed cost infrastructure • Inventory write - offs for older generation systems • Stronger U.S. dollar in the EMEA region • Anticipate gross margins in Q4’22 to sequentially increase • Driven by higher proportion of consumables in the sales mix

Third Quarter Operating Expenses © 2022 Kornit Digital. All rights reserved. 14 © 2022 Kornit Digital. All rights reserved. • Non - GAAP operating expenses were $36.7 million, down ~10% from $40.7 million in Q2’22 • Sequential decline driven by reduced marketing activities and some benefit from cost reduction and other initiatives • Expect Q4’22 operating expenses to be lower as we further realize improvements to the cost structure, offset by expenses associated with Printing United Non - GAAP Operating Expenses (% of Revenues) Q3 2022 Q2 2022 Q3 2021 Research & Development 19.6% 22.0% 12.4% Sales & Marketing 22.2% 33.2% 16.6% General & Administrative 13.2% 14.8% 8.9% Total Operating Expenses 55.0% 70.0% 37.9%

Q3 2022 Q3 2021 Non - GAAP Operating Income (Loss) ($13.0) $8.6 Non - GAAP Net Income (Loss) ($10.7) $11.5 Non - GAAP Diluted EPS ($0.21) $0.24 GAAP Net Income (Loss) ($19.0) $3.9 GAAP Diluted (Basic) EPS ($0.38) $0.08 © 2022 Kornit Digital. All rights reserved. 15 © 2022 Kornit Digital. All rights reserved. $ in millions, except per share amounts Quarterly P&L KPI

Balance Sheet and Cash Flow © 2022 Kornit Digital. All rights reserved. 16 © 2022 Kornit Digital. All rights reserved. • Q3 cash used in operating activities were approximately $5.1 million • Receivables increased approximately $3.2 million from the second quarter • Inventories increased approximately $2.7 million from the second quarter • Trade payables decreased approximately $6.0 million from the second quarter • Cash balance, including bank deposits and marketable securities, at quarter end was approximately $689.8 million Q3 2022 Q2 2022 Q3 2021 Cash, Deposits & Marketable Securities $689.8 $704.6 $457.5 Accounts Receivable $63.7 $60.5 $49.9 Inventory $92.2 $89.6 $55.3 Trade Payable $24.0 $30.8 $30.6 Net Working Capital $536.7 $566.6 $388.9 $ in millions

$75 Million Share Repurchase Authorization © 2022 Kornit Digital. All rights reserved. 17 © 2022 Kornit Digital. All rights reserved. • In August, the Board of Directors approved the repurchase of up to $75 million of the Company’s ordinary shares • Share repurchase program is subject to certain requirements under the Israeli Companies Law and the receipt of Israeli court approval • We have submitted our application to the court • Court approval process could take several months • Continue to believe using a portion of the cash on our extremely strong balance sheet to repurchase shares is in the best interests of the Company and our shareholders • Will not impact our ability to execute on our growth initiatives

Q4 2022 Guidance Consistent with past practice, guidance excludes the impact from the fair value of issued warrants in the quarter with our global strategic account Revenues • Expect fourth quarter revenues to be in the range of $66 million to $70 million • Consistent with outlook previously provided on third quarter earnings call in August • Expect higher proportion of consumables in the sales mix for the fourth quarter Operating Margins • Expect fourth quarter Non - GAAP operating margins in the range of - 6% to - 10% of revenue © 2022 Kornit Digital. All rights reserved. 18 © 2022 Kornit Digital. All rights reserved.

Q3 2022 Warrants Impact Summary © 2022 Kornit Digital. All rights reserved. 19 © 2022 Kornit Digital. All rights reserved.

THANK YOU © 2022 Kornit Digital. All rights reserved. 20 © 2022 Kornit Digital. All rights reserved.